Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

As of February 20, 2025, Dorchester Minerals, L.P. (the “Partnership”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is the Partnership’s common units representing limited partnership interests (“Common Units”).

The following description of our Common Units is a summary and does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Limited Partnership, as amended (“Certificate”), and our Amended and Restated Agreement of Limited Partnership, as amended (“Partnership Agreement”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate, our Partnership Agreement and the applicable provisions of Delaware Revised Uniform Limited Partnership Act, as amended (the “Delaware Act”), for additional information.

Listing

Our Common Units are listed on The NASDAQ Global Select Market under the trading symbol “DMLP”.

Common Units and General Partner Interest

The Common Units represent limited partnership interests in us. The holders of the Common Units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our Partnership Agreement. Our general partner has an ownership interest in the Partnership that entitles the general partner to (i) a 1% partnership interest and sharing percentage in each of the overriding royalty interests conveyed to the Partnership in connection with the combination transaction that occurred immediately prior to the effectiveness of the Partnership’s Registration Statement on Form S-4 (Registration No. 333-88282) and in any similar subsequently created overriding royalty interests and (ii) a 4% partnership interest and sharing percentage in all of our other assets, properties, obligations and liabilities and all our other items of revenue, cost and expense.

47,339,756 of our Common Units were outstanding as of February 20, 2025.

Holders of Common Units have no preemptive rights to purchase or subscribe for securities of the Partnership, and the Common Units are not convertible. The general partner has a limited preemptive right pursuant to the Partnership Agreement, which it may from time to time assign to its affiliates, to purchase Partnership securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interests of the general partner and its affiliates in the Partnership.

The Partnership may redeem a limited partner’s Common Units if a limited partner fails to furnish, within 30 days following a request made by the general partner in the circumstances set forth in the Partnership Agreement, a certification that such limited partner is qualified to own real property interests in jurisdictions in which the Partnership and any of its subsidiaries own real property or do business. In the event that the Partnership redeems a limited partner’s Common Units, the general partner shall give 30 days’ notice to such limited partner, pay such limited partner as consideration for such redemption the average daily closing price per Common Unit for the 20 consecutive trading days immediately prior to the redemption date upon surrender of the certificate evidencing the Common Units endorsed in blank, and such redeemed Common Units shall no longer constitute outstanding Common Units.

We distribute to our general partner and limited partners according to their respective percentage interests, within 45 days of the end of each fiscal quarter, an amount equal to all “available cash” with respect to that quarter. Available cash means all cash and cash equivalents on hand at the end of that quarter (other than cash proceeds received by the Partnership from a public or private offering of securities of the Partnership and cash proceeds from a sale of assets of the Partnership that the Partnership intends to use in an asset swap or other similar transaction), less any amount of cash reserves that our general partner determines is necessary or appropriate to provide for the conduct of our business or to comply with applicable law or agreements or obligations to which we are subject. The Delaware Act generally prohibits any distribution to partners if, after giving effect to the distribution, all liabilities of the partnership exceed the fair value of the assets of the partnership. In the event of a liquidation or dissolution of our Partnership, available cash will be deemed to be zero in the quarter in which the events giving rise to the liquidation or dissolution occur and in subsequent quarters. Our general partner may treat taxes that we pay on behalf of, or amounts withheld with respect to, our general partner or limited partners as a distribution of available cash to those partners.

Transfer of Common Units

A transfer of a Common Unit will not be recorded by the Partnership’s transfer agent or recognized by us unless the transferee executes and delivers a transfer application, or is deemed to have done so. By executing and delivering a transfer application, the transferee, or deemed transferee of Common Units:

●	becomes the record holder of the Common Units and is an assignee until admitted into our Partnership as a substituted limited partner;

●	automatically requests admission as a substituted limited partner in the Partnership;

●	agrees to be bound by the terms and conditions of, and executed, our Partnership Agreement;

●	represents that the transferee has the capacity, power and authority to enter into the Partnership Agreement;

●	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the Partnership Agreement; and

●	makes the consents and waivers contained in the Partnership Agreement.

An assignee will become a substituted limited partner of the Partnership for the transferred Common Units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a Common Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common Units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred Common Units. A purchaser or transferee of Common Units that does not execute and deliver a transfer application, or is not deemed to have done so, obtains only:

●	the right to assign the Common Unit to a purchaser or other transferee; and

●	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred Common Units.

Thus, a purchaser or transferee of Common Units who does not execute and deliver a transfer application, or is not deemed to have done so:

●

will not receive cash distributions or federal income tax allocations, unless the Common Units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

●	may not receive some federal income tax information or reports furnished to record holders of Common Units.

The transferor of Common Units has a duty to provide the transferee with all information that may be necessary to transfer the Common Units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a Common Unit has been transferred on our books, we and the transfer agent, may treat the record holder of the Common Unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Voting Rights

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of Common Units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the Common Units will not be voted, except that, in the case of Common Units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those Common Units in the same ratios as the votes of limited partners on other units are cast.

The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future, other than the annual meeting of unitholders. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed; provided that the limited partners are only entitled to call one special meeting every twelve months. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a Common Unit has a vote according to its percentage interest in the Partnership. Common Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units under the Partnership Agreement will be delivered to the record holder by us or by the Partnership’s transfer agent.

Summary of Certain Vote Requirements

The following is a summary of the approval thresholds for certain matters requiring unitholder approval under our Partnership Agreement:

Issuance of additional Partnership securities

No unitholder approval unless in a single transaction or series of related transactions any Partnership securities representing limited partner interests if, after giving effect to such issuance, such newly issued Partnership securities would represent over 40% of the outstanding limited partner interests.

Issuance in a single transaction or series of related transactions Partnership securities representing over 40% of the outstanding limited partner interests after giving effect to such issuance	Unit majority
Amendment of the Partnership Agreement

Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. A detailed explanation is included below.

Sell, exchange or otherwise dispose of all or substantially all of our assets, including by way of merger, consolidation or other combination, or approving the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries

Unit majority
Dissolution	Majority of outstanding limited partner interests
Continuation of business after dissolution	Unit majority
Amount of compensation paid to appointed liquidator or successor liquidator	Unit majority
Removal of appointed liquidator	Unit majority
Issuance of Partnership securities having greater rights or powers than the Common Units, and any options, rights, warrants, and appreciation rights relating thereto	Unit majority
Actions in contravention of the Partnership Agreement	Unanimous approval of holders of outstanding limited partnership interests
Removal of the general partner	Unit majority following receipt by the Partnership of an opinion of counsel covering the matters required by the Partnership Agreement
Elect or cause the Partnership to elect a successor general partner of the Partnership, except as otherwise permitted under the Partnership Agreement	Unit majority
Causing the Partnership to obtain oil or gas property interests without meeting certain conditions set forth in the Partnership Agreement and explained in detail below	Unit majority

Acquisition of Oil and Gas Property Interests

The approval of the holders of a majority of our outstanding Common Units is required for our general partner to cause us to acquire or obtain any oil and natural gas property interest, unless the acquisition is complementary to our business and is made either:

●	in exchange for our limited partner interests, including Common Units, not exceeding 40% of the Common Units outstanding after issuance; or

●

in exchange for cash proceeds of any public or private offer and sale of limited partner interests, including Common Units, or options, rights, warrants, or appreciation rights relating to the limited partner interests, including Common Units; or

●

in exchange for other cash from our operations, if the aggregate cost of any acquisitions made for cash during the twelve-month period ending on the first to occur of the execution of a definitive agreement for the acquisition or its consummation is no more than the cash reserve limitation, as defined below; or

●	in exchange for any combination of the foregoing clauses

The cash reserve limitation is defined as 10% of the Partnership's aggregate cash distributions for the two immediately prior quarters.

Amendment of the Partnership Agreement

General

Amendments to the Partnership Agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of Common Units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the Common Units, unless a greater or different percentage is required.

Prohibited Amendments

No amendment may be made that would:

●	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

●

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

●	change the term of the Partnership;

●	provide that our Partnership is not dissolved upon an election to dissolve our Partnership by the general partner that is approved by the holders of a majority of the outstanding Common Units; or

●	give any person the right to dissolve our Partnership other than the general partner's right to dissolve our Partnership with the approval of the holders of a majority of the outstanding Common Units.

The provision of the Partnership Agreement preventing the amendments having the effects described in the bullet points above can be amended upon the approval of the holders of at least 90% of the outstanding Common Units.

No Unitholder Approval

The general partner may generally make amendments to the Partnership Agreement without the approval of any limited partner or assignee to reflect:

●	a change in our name, the location of our principal place of business, our registered agent or our registered office;

●	the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;

●

a change that, in the sole discretion of the general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

●

 an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

●

subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional limited or general partner interests;

●	any amendment expressly permitted in the Partnership Agreement to be made by the general partner acting alone;

●	any amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

●

any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

●	a change in our fiscal year or taxable year and related changes, including a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership; and

●	any other amendments substantially similar to any of the matters described in the immediately preceding bullet points above.

In addition, the general partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

1)	do not adversely affect the limited partners in any material respect;

2)

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

3)	are necessary or advisable to effect a subdivision or combination of Common Units in accordance with the Partnership Agreement;

4)

are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in our best interest and the best interest of limited partners; or

5)

are required to effect the intent expressed in the Partnership’s Registration Statement on Form S-4 (Registration No. 333-88282) or the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Unitholder Approval

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a unit majority. Any amendment that reduces the voting percentage required to take action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced. Any amendment that the general partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of limited partner interests on the principal National Securities Exchange on which such class of limited partner interests is then traded must be approved by the holders of at least a majority of the outstanding limited partner interests of such class, unless the Partnership has been approved for listing or trading on another National Securities Exchange.

Merger, Sale or Disposition of Assets

The Partnership Agreement generally prohibits the general partner, without the prior approval of the holders of Common Units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. If conditions specified in the Partnership Agreement are satisfied, the general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the Partnership Agreement. We will dissolve upon:

●	the approval by the holders of Common Units representing a unit majority;

●	the sale of all or substantially all of our assets and properties;

●	the entry of a decree of judicial dissolution of us; or

●

the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution as described in the last bullet point above, the holders of Common Units representing a unit majority may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the Partnership Agreement by forming a new limited partnership on terms identical to those in the Partnership Agreement and having as general partner an entity approved by the holders of a majority of the outstanding Common Units, subject to our receipt of an opinion of counsel to the effect that (i) the action would not result in the loss of limited liability of any limited partner, and (ii) neither us or the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The liquidator will pay off or make provision for the discharge of our debts and liabilities. Liabilities to creditors will be paid off before liabilities to partners. After the discharge of all liabilities, the liquidator will distribute to our partners the excess property and cash, if any, in accordance with and to the extent of their respective capital accounts, as determined after taking into account all capital account adjustments. In addition, the liquidator may dispose of our assets by public or private sale or by distribution in kind. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Anti-Takeover Provisions

Our Partnership Agreement contains certain provisions that may be deemed to have an anti-takeover effect that could work to delay or frustrate the assumption of control of our Partnership.

Without obtaining approval of a majority of the outstanding Common Units, the Partnership may not issue in a single transaction or group of related transactions any Partnership securities representing limited partner interests if, immediately after giving effect to such issuance, such newly issued Partnership securities would represent over 40% of the outstanding limited partner interests.

Our general partner may not be removed as our general partner except upon approval by the affirmative vote of the holders of at least a majority of our outstanding Common Units (including Common Units owned by our general partner and its affiliates), subject to the satisfaction of certain conditions. Our general partner and its affiliates do not own sufficient Common to be able to prevent its removal as general partner, but they own sufficient Common Units to make the removal of our general partner by other unitholders difficult.